WOODSIDE
AUSTRALIAN ENERGY

15 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Bligh-1), lodged with the Australian Stock Exchange on 15 October 2002;
- Stock Exchange Release in relation to Mauritania, PSC B (Chinguetti-4-2 and Chinguetti-4-4), lodged with the Australian Stock Exchange on 15 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 11/14

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

15 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Bligh-1

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Bligh-1 exploration well located in the Carnarvon Basin of the North West Shelf was conducting plugging and abandonment operations on 15 October 2002 after failing to encounter hydrocarbons.

Since the last report, the 12¼ inch hole was drilled to a total depth of 3205 metres, and wireline logs were run. The Sedco 703 drilling rig will now move to drill the Mutineer-3 appraisal well.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% - Operator), Kufpec Australia Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary

15 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti 4-2 and Chinguetti-4-4

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 15 October 2002 the drillship "Deepwater Discovery" was preparing to plug and abandon the temporarily suspended Chinguetti-4-2 well.

Since the last report, issued on 11 October 2002, wireline logging on the Chinguetti-4-4 well has been completed and the Chinguetti-4-4 well has been plugged and abandoned as planned.

Following completion of plug and abandonment operations at Chinguetti-4-2, the rig will move to the Area C PSC (Block 6) to drill the Chinguetti-6-1 (Thon) exploration well.

Participants in the Area B PSC are as follows:

Woodside Mauritania Pty Ltd	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

02 NOV 12 AM 8:49

21 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to a new joint venture established for LNG supply to China, lodged with the Australian Stock Exchange on 21 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 21 October 2002
2.30pm (WST)

NEW JOINT VENTURE ESTABLISHED FOR LNG SUPPLY TO CHINA

Woodside Energy Ltd., operator of the North West Shelf Venture, has welcomed China's national offshore oil and gas company, CNOOC Limited, to the North West Shelf Venture following the signing of an agreement today in Perth, Western Australia.

Under the key terms agreement signed with the North West Shelf Venture partners, CNOOC Limited will acquire an interest in North West Shelf Venture titles and secure rights to use North West Shelf Venture infrastructure to process gas for sale to the Guangdong LNG project.

To give effect to these arrangements, a new "China LNG" unincorporated joint venture will be established within the overall North West Shelf project.

CNOOC Limited will participate at a level of 25% in the new joint venture, with each of the existing six North West Shelf Venture participants holding a 12.5% stake.

Today's agreement followed Friday's signing of LNG sales and purchase agreements in Canberra.

Woodside's Managing Director, John Akehurst, said CNOOC Limited's participation marked another milestone in Australia's resource development.

"This is an exciting time as we welcome CNOOC Limited to Australia's biggest resource development, and to one of the world's premium gas developments," he said.

"We look forward to growing our business together in a new energy partnership."

Woodside is a 16.67% participant in the current North West Shelf LNG Venture.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
David Craig, Investor Relations Manager
W: (08) 9348 6735 M: (0418) 944 670

WOODSIDE
AUSTRALIAN ENERGY

02 NOV 12 AM 8:38

22 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to acquisition discussions concluding without a transaction, lodged with the Australian Stock Exchange on 22 October 2002;
- Stock Exchange Release in relation to WA-191-P (Mutineer-3), lodged with the Australian Stock Exchange on 22 October 2002;
- Stock Exchange Release in relation to Mauritania PSC C (Chinguetti-6-1) Thon lodged with the Australian Stock Exchange on 22 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 22 October 2002
8:00am (WST)

ACQUISITION DISCUSSIONS CONCLUDED WITHOUT A TRANSACTION

Woodside Petroleum Ltd. has been aware of speculation concerning potential mergers or acquisitions by Woodside in its key growth areas outside Australia.

Woodside regularly considers opportunities that could provide a platform to enhance its long-term growth and sometimes embarks on confidential discussions with specific companies with this objective.

Woodside wishes to advise that this has been the case recently and that these discussions have now been concluded without a transaction. Woodside is not currently in negotiations or discussions with any party concerning a major acquisition.

The Company will continue its pursuit of top quartile long-term growth through exploration, development and acquisitions.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
David Craig, Investor Relations Manager
W: (08) 9348 6735 M: (0418) 944 670

22 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-3

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Mutineer-3 exploration well located in the Carnarvon Basin of the North West Shelf was spudded on 16 October 2002. The 36 inch and 17½ inch hole sections were drilled and cased, and the current operation is drilling 12¼ inch hole at a depth of 1833 metres.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 2 kilometres south-west of the Mutineer-1B oil discovery well. Water depth at the location is 160 metres and the planned total depth is 3320 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary

22 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC C
Chinguetti-6-1 (Thon)

Woodside Mauritania Pty Ltd., operator of the Mauritania Area C Joint Venture, reports that the Chinguetti-6-1 exploration well on the Thon Prospect, in Block 6 offshore Mauritania, was spudded on 20 October 2002.

On 22 October 2002, the well had been drilled to a depth of 1377 metres and the current operation was running the $13^3/_8$ inch casing.

The drill ship "Deepwater Discovery" is drilling the well. The location is approximately 125 kilometres northwest of Nouakchott. Water depth at the location is 659 metres and the planned total depth is 3309 metres.

Since the last report, plug and abandonment operations on Chinguetti-4-2 were completed and the rig was handed over to the Chinguetti-6-1 joint venture on 19 October 2002.

All reported depths (except water depth) are referenced to the rig rotary table.

Agreement has been reached (subject to completion of formal farmout documentation) to farmout equity in the well and in the PSC to Petronas Carigali of Malaysia. Revised equities in the well and in the PSC will then be as follows:

	PSC C (Block 6) (pre-farmout)	**PSC C (Block 6) (post-farmout)**
Woodside Mauritania Pty Ltd	59.5%	37.58%
Hardman Resources Ltd	35.5%	22.42%
Roc Oil (Mauritania) Company	5.0%	5.00%
Petronas Carigali	0.0%	35.00%

Following guidance from the Mauritanian Government, all wells in Mauritania follow the naming convention "Chinguetti-Block number-Well number". Therefore the official designation of this well is "Chinguetti-6-1".

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

02 NOV 12 AM 10:49

11 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document , with attachments, which has recently been filed with the Australian Stock Exchange ("ASX"):

- Announcement relating to the lodgement of Form 604 concerning Woodside's shareholding in Hardman Resources Ltd.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

RB LEES
Asst. Company Secretary

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

02 NOV 12

WOODSIDE PETROLEUM LTD.

ACN 004 898 962
1 Adelaide Terrace, Perth, Western Australia, 6000.

WOODSIDE
AUSTRALIAN ENERGY

Facsimile Communication

DATE:	11 October 2002	**Pages**	1 of 36
TO:	Australian Stock Exchange Limited Company Announcement Office 10th Floor 20 Bond Street SYDNEY	**Fax:**	1300 300 021
FROM:	ROBIN LEES ASST. COMPANY SECRETARY	**Phone:** **Fax:**	(08) 9348 4188 (08) 9348 4142
SUBJECT:	**FORM 604 - HARDMAN RESOURCES LTD.**		

We attach a copy of Form 604, with relevant attachments, relating to Woodside's increased shareholding in Hardman Resources Ltd. as referenced in our press release dated 2 October 2002.

ROBIN LEES
Asst. Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: HARDMAN RESOURCES LIMITED

ACN: 009 210 235

1. Details of substantial holder (1)

Name: **WOODSIDE PETROLEUM LTD. - and each of its associates as set out in the Schedule to this Notice (together the "Group Companies")**

ACN/ARSN (if applicable): **004 898 962**

There was a change in the interests of the substantial holder on: 11 / 10 / 02

The previous notice was given to the company on: 13 / 7 / 01

The previous notice was dated: 13 / 7 / 01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	33,000,000	9.87%	48,343,320	11.38%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12.9.01	Woodside Petroleum Ltd and Group Companies	Exercise of options pursuant to Sub-underwriting Agreement (see Annexure "A")	$2,137,328	5,343,320 fully paid ordinary shares	5,343,320
4.10.02	Woodside Petroleum Ltd and Group Companies	Issue of fully paid ordinary shares pursuant to Placing Letter (see "Annexure B")	$2,800,000	4,000,000 fully paid ordinary shares	4,000,000
4.10.02	Woodside Petroleum Ltd and Group Companies	Issue of fully paid ordinary shares pursuant to Subscription Agreement (see Annexure "C")	$4,200,000	6,000,000 fully paid ordinary shares	6,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd and Group Companies	Woodside Mauritania Investments Pty Ltd		Woodside Mauritania Investments Pty Ltd by reason of s.608(1)of the Corporations Act as holder of the securities. Woodside Petroleum Ltd and Group Companies by reason of either s.608(3)(a) and s.610(1) or s.608(3)(b) and s.608(4) of the Corporations Act.	48,343,320 fully paid ordinary shares	48,343,320

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Woodside Petroleum Ltd and Group Companies	Section 9 Corporations Act - related bodies corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd	1 Adelaide Terrace, Perth, Western Australia 6000
Woodside Mauritania Investments Pty Ltd	1 Adelaide Terrace, Perth, Western Australia 6000
Other Group Companies	1 Adelaide Terrace, Perth, Western Australia 6000

Signature

print name ROBIN LEES capacity A/ Secretary

sign here [signature] date 11 / 10 / 2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE: GROUP COMPANIES

	Company Name	ABN
1.	Woodside Petroleum Ltd.	55 004 898 962
	100% OWNED SUBSIDIARIES	
2.	Woodside Energy Ltd.	63 005 482 986
3.	Woodside Petroleum Development Pty. Ltd.	50 006 325 631
4.	Mid-Eastern Oil Ltd.	20 004 538 210
5.	Woodside Offshore Petroleum Pty. Ltd.	12 008 945 097
6.	Woodside Finance Limited	97 007 285 314
7.	Woodside Financial Services Ltd.	52 006 339 037
8.	Woodside LNG Pty. Ltd.	95 008 868 568
9.	Woodside Petroleum (W.A. Oil) Pty. Ltd.	28 050 135 192
10.	Woodside Petroleum (Northern Operations) Pty. Ltd.	98 055 079 822
11.	Mermaid Sound Port & Marine Services Pty. Ltd.	29 008 945 104
12.	Woodside Petroleum Holdings Pty. Ltd.	82 058 272 781
13.	Woodside Executive Superannuation Fund Pty. Ltd.	57 569 908 764
14.	Woodside Group Staff Superannuation Pty. Ltd.	66 366 451 606
15.	Woodside Petroleum (Timor Sea 1) Pty. Ltd.	92 066 086 075
16.	Woodside Petroleum (Timor Sea 3) Pty. Ltd.	76 054 069 653
17.	Woodside Petroleum (Timor Sea 4) Pty. Ltd.	74 054 069 644
18.	Woodside Petroleum (Timor Sea 19) Pty. Ltd.	44 076 371 634
19.	Woodside Petroleum (Timor Sea 20) Pty. Ltd.	52 076 371 670
20.	Woodside Petroleum (PNG) Pty. Ltd.	84 067 360 105
21.	Glyde Point Pty. Ltd.	39 077 838 101
22.	Australia LNG Pty. Ltd.	68 079 410 414
23.	Woodside Development Asia Pty. Ltd.	15 080 175 631
24.	Woodside South East Asia Pty. Ltd.	31 081 373 757
25.	Woodside Mauritania Pty. Ltd.	87 083 070 937
26.	Woodside Holdings Pty. Ltd.	15 086 818 911
27.	Woodside Petroleum (Timor Sea 7) Pty. Ltd.	59 089 147 464
28.	Woodside Energy (Senegal) Pty. Ltd.	36 093 023 119
29.	Woodside Eastern Energy Pty. Ltd (previously called Petroz Offshore Pty Ltd).	19 005 694 593
30.	Woodside Technical Services Pty. Ltd.	48 090 004 729
31.	Woodside Energy Holdings Pty. Ltd.	65 090 682 803
32.	Woodside Energy (USA) Inc.	N/A
33.	Woodside Energy Holdings (USA) Inc.	N/A
34.	Woodside Petroleum (NEDSP) Pty. Ltd.	92 092 813 208
35.	Woodside SSW Solutions Pty. Ltd.	18 093 277 411
36.	Woodside Energy Holdings (Guangdong LNG) Pty. Ltd.	68 094 294 676
37.	Guangdong LNG Technical Services Pty. Ltd.	30 094 336 124
38.	Metasource Pty. Ltd (previously called Woodside Sustainable Energy Solutions Pty Ltd).	43 094 813 715
39.	Woodside West Kimberley Energy Pty. Ltd (previously called Woodside Northern Australia Pty Ltd).	93 095 092 121
40.	Woodside Energy (Algeria) Pty. Ltd.	18 095 259 993
41.	Woodside Energy (North Africa) Inc.	N/A
42.	Woodside Energy Holdings (UK) Pty. Ltd.	41 096 905 574
43.	Woodside Energy (UK) Ltd.	N/A
44.	Woodside Energy (Iran) Pty. Ltd. (previously called Woodside Taiwan Pty Ltd).	58 097 225 584
45.	Woodside Mauritania Investments Pty. Ltd.	45 097 350 644
46.	Woodside Quest Energy Pty. Ltd.	71 098 480 338
47.	Woodside Energy (N.A.) Ltd	N/A
48.	Woodside Insurance Inc.	N/A
49.	Woodside Energia Iberia SA	N/A

INTERSUISSE CORPORATE

MEMBER OF THE INTERSUISSE GROUP

31st August 2001

This is the annexure "A" of 7 pages referred to in the notice of change of interests of substantial shareHolderssigned by me an dated 11 October 2002.

Attention Mr Greg Munyard, Senior Lawyer.

The Directors
Woodside Mauritania Investments Pty Ltd
1 Adelaide Tce
Perth, Western Australia, 6000

By fax (08) 9348 4142

Dear Sirs,

Re: Hardman Resources NL
Sub Underwriting Exercise of Options

Hardman Resources NL ('Hardman") has entered into an underwriting agreement ("Underwriting Agreement") with Intersuisse Corporate Pty Ltd ("Intersuisse") for Intersuisse to arrange the underwriting of the exercise of between 20 million and 52 million Hardman options which are due to expire on 31 August 2001 ("Exercise Date") by subscribing for shares at a price of 40 cents and upon terms and conditions contained within the Underwriting Agreement.

The exact amount of underwriting commitment will be nominated by Intersuisse the Underwriter in its sole and absolute discretion and notified by the Underwriter to Hardman before 4.45pm WST on 31 August 2001.

Details of Options Issue

Around April 2000 Hardman issued 52,589,098 listed Options to acquire ordinary shares at 40 cents per share on or before 31 August 2001.

Each option exercised in accordance with the terms of their issue and ASX Listing Rules will rank pari passu with existing Hardman shares from the date of allotment.

Offer of Sub Underwriting

As an entity excluded from the prospectus provisions by virtue of Section 708 of the Corporations Law, Intersuisse is pleased to offer you, under the terms and conditions of the Underwriting Agreement, sub-underwriting participation of up to **5,400,000** shares at the issue price of **40 cents** per share (having a value of **A$2,160,000**).

It is agreed that after the 31 August 2001, being the final day for existing option holders to exercise their options, the first 5.4 million shares making up part of any shortfall of securities but within the finalised underwritten amount will be allocated to Woodside Mauritania Investments Pty Ltd ("Woodside"). In the event that the shortfall is less than 5,400,000, as a result of in excess of 47,189,098 options being exercised by the Exercise Date, Woodside will only be entitled to the remaining underwritten shortfall.

Intersuisse Corporate Pty Ltd A.C.N. 066 066 911
Level 7, 530 Collins Street, Melbourne Vic 3000, Australia
PO Box 628 Collins Street West, Victoria 8007
Telephone: +61 3 9629 8380 Facsimile: +61 3 9614 8309
Internet: http://www.intersuisse.com.au e-mail: corporate@intersuisse.com.au

TIMETABLE

Expiry Date of the Options	31 August 2001
Company advises the Underwriter of the quantum of the Options which have not been exercised	4 September 2001
Payment and applications due by the sub underwriters to the Underwriter	**7 September 2001**
Last date for Underwriter to lodge with the Company Applications for the Subscription Shares, including the shares applied for by sub underwriters	12 September 2001
Company allots the Subscription Shares (no more than 10 Business Days after the Expiry Date) (Ch 7.2 Exception 12 of Listing Rules)	14 September 2001

Further Terms and Conditions

Further terms and conditions which form part of this offer of sub-underwriting are:

(1) You must submit a completed application form and pay for your portion of the sub-underwritten securities **BY FRIDAY 7 SEPTEMBER 2001.**

(2) You acknowledge and agree that:

a) You will accept the decisions and actions of Intersuisse under or in respect of the Underwriting Agreement; and,

b) Between the date of the Underwriting Agreement (being the date both Intersuisse and the Company have executed the Underwriting Agreement) and the date of lodgement of Subscription Shares Intersuisse is not obliged to consult with you in respect of any decision it makes that may effect the Underwriting Agreement, including but not limited to, the decision of Intersuisse to either terminate, reduce its underwriting commitment, or not terminate the Underwriting Agreement notwithstanding that a terminating event, as contained in the Underwriting Agreement, has occurred and you agree to continue to be bound by the agreement formed by the acceptance of this offer; and,

c) Between the date of the Underwriting Agreement (being the date both Intersuisse and the Company have executed the Underwriting Agreement) and the date of lodgement of Subscription Shares you accept any decision made by Intersuisse that may effect the Underwriting Agreement, including but not limited to, the decision of Intersuisse to either terminate, reduce its underwriting commitment, or not terminate the Underwriting Agreement notwithstanding that a terminating event, as contained in the Underwriting Agreement, has occurred and depending upon any decision made by Intersuisse, you agree to continue to be bound by the agreement formed by the acceptance of this offer.

d) Subject to and in consideration of your sub-underwriting commitment of 5,400,000 shares, Intersuisse undertakes not to reduce the quantum of its underwriting commitment of shares pursuant to the Underwriting Agreement below an amount equal to the number of Options exercised at 31 August 2001 plus 5,400,000. It is acknowledged and agreed that in the event that the shortfall is less than 5,400,000, as a result of in excess

of 47,189,098 options being exercised by the Exercise Date, Woodside will only be entitled to the remaining underwritten shortfall.

(3) Your liability under the agreement formed by acceptance of this offer will only cease when the liability of Intersuisse under the Underwriting Agreement ceases, or when you lodge a completed application form and pay for the sub-underwritten securities which you are obliged to subscribe for and at no other time.

(4) If for any reason the Offer does not proceed or is terminated, or the Underwriting Agreement is terminated, then no further obligations or liability are due to you by Intersuisse under the agreement formed by acceptance of this offer.

(5) The agreement formed by acceptance of this offer will be governed by the law of the state of Victoria, Australia.

(6) Subject to paragraph (7) below the information contained in this letter of offer and attachments are strictly confidential and you must not disclose it to any other person, business or entity. The information in this letter of offer and attachments are made available to you solely to enable you to consider the Sub-Underwriting offer. If you decide not to accept the Sub-Underwriting offer contained in this letter, you are required to return this letter (and all attachments) promptly and not retain any copies of it.

(7) Notwithstanding anything else herein contained the restriction on disclosure contained in paragraph (6) above will not apply to:

(a) any disclosure required under any law including any listing rule of Australian Stock Exchange Limited or any other stock exchange;

(b) any disclosure where the information is already in the public domain;or

(c) any disclosure made to a related body corporate of Woodside, any employees, directors or other officers of Woodside or employees,directors or other officers of any related body corporate of Woodside or any adviser to Woodside.

(8) You must act entirely on the basis of your own investigations and not on representations or information provided by Intersuisse, its related bodies corporate or any of their directors, officers, employees, consultants or advisers. This general sub-underwriting offer does not constitute a securities recommendation. Any information provided to you with this general sub-underwriting offer is provided by way of unsolicited general information only.

(9) Neither Intersuisse its related bodies corporate and any of their directors, officers, employees, consultants or advisers make any warranty or representation as to the accuracy or completeness of any information ("Information") about Hardman or the said 52,589,098 options and the subscription for the said new shares. Intersuisse, its related bodies corporate and its directors, officers, employees, consultants and advisers exclude and disclaim all liability for any expenses, losses, damages or costs that may be incurred by you as a result of the Information being inaccurate or incomplete in any way for any reason (including responsibility to any person or entity by reason of negligence).

(10) You will not negotiate, deal with, lay off or sub-syndicate your sub-underwriting obligations without the prior written agreement of Intersuisse in respect of all the sub-underwritten securities.

(10) You will not negotiate, deal with, lay off or sub-syndicate your sub-underwriting obligations without the prior written agreement of Intersuisse in respect of all the sub-underwritten securities.

(11) There will be no sub underwriting fee.

The circumstances in which Intersuisse may (at its sole discretion) terminate the Underwriting Agreement are detailed in the Underwriting Agreement.

HARDMAN RESOURCES NL
SUB-UNDERWRITING ACCEPTANCE FORM

Reply to:

Ms Angela Di Vincenzo
Intersuisse Corporate Pty Ltd
Level 7
530 Collins Street
Melbourne Vic 3000

Facsimile: **(03) 9614 8309**

I/We hereby agree to all of the above terms and conditions and accept your offer of sub-underwriting **5,400,000** of **Hardman Resources NL** fully paid ordinary shares in the underwritten issue of between 20 million and 52 million shares at a price of 40 cents per share.

We agree to be bound by the terms and conditions of the letter dated August 31, 2001 containing the General Sub-underwriting Offer.

Details of accepting entity:

General Sub-underwriter: WOODSIDE MAURITANIA INVESTMENTS PTY. LTD. ~~ABN~~ 45 097 350 644

Contact Name: GREG MUNYARD, Senior Lawyer

Telephone: 08 9348 4120

Facsimile: 08 9348 4142

Executed) For and on behalf of Woodside Mauritania Investments Pty Ltd on the 31st day of August 2001 in accordance with subsection 127(1) of the Corporations Act.

Name of Director: [signature]

Alan Brooks

Name of Director: ROBERT ANTHONY CARROLL

Signature: [signature]

Signature: ....

The signatory warrants that he/she has the capacity to execute this acceptance form on behalf of Woodside Mauritania Investments.
This form **must** be faxed to, or received at:
Intersuisse Corporate Pty Ltd on (03) 9614 8309 Attention: Angela Di Vincenzo
By no later than 5:00 pm AEST Friday 7th September 2001
Please forward original documentation to Intersuisse Corporate Pty Ltd.
The Application Monies must be received by Intersuisse Corporate Pty Ltd by no later than 7 September 2001

Acceptance

To accept this offer of sub-underwriting on the terms and conditions as set out in this letter you must carry out all of the following:

1. Complete the attached acceptance form (and ensure that it has been properly executed).

2 Forward the acceptance form to Intersuisse Corporate Pty Ltd by either post, facsimile or delivery. The acceptance should be forwarded to:

   Intersuisse Corporate Pty Ltd
   Level 7, 530 Collins Street
   Melbourne Vic 3000;
   Attention: Ms Angela Di Vincenzo
   Facsimile (03) 9614 8309

   If you return the acceptance form by facsimile , please forward the original by post as soon as possible. In any event, it is agreed that by forwarding the acceptance form by facsimile constitutes acceptance of the offer.

3. Ensure that the acceptance form is received by Intersuisse Corporate Ltd by no later than **5:00 pm** Australian Eastern Standard Time **Friday 7th September 2001.**

Yours faithfully

Jonathan Buckley
Director

WOODSIDE

AUSTRALIAN ENERGY

Canaccord Capital (Europe) Limited,
1st Floor Brook House,
27 Upper Brook Street,
London W1K 7QF

This is the annexure "B" OF 2 pages referred to in notice of change of interest of substantial shareholders signed by me and dated II October 2002.

Attention: Brian Cope

Fax: 020 7518 2778

LETTER OF CONFIRMATION

Number of Shares placed firm with us	4 million
Value of Shares placed firm with us at AUS$0.70 (24.5p) per Share	AUS $2.8 million (£980,000)
Payment due by noon on:	7th October 2002
Delivery against payment within CREST	8th October 2002

Dear Sirs

Hardman Resources Ltd (the "Company")
Proposed Placing in the UK and Europe (the "Placing") of up to, in aggregate, 34 million Ordinary Shares without par value, (the "Shares") at AUS$0.70 (24.5 pence) per Share (the "Placing Price")

We acknowledge receipt of your letter dated 27th September 2002 relating to the Placing ("**the Placing Letter**") together with the admission document issued by the Company on 13 March 2002 in connection with the Company's admission to trading on the Alternative Investment Market of the London Stock Exchange plc and an update showing changes since the date of the document.We confirm our acceptance of a Placing participation in respect of the firm number of Shares set out in the box above on the terms and subject to the conditions contained in the Placing Letter ("**Placing Participation**").

We undertake to pay for such number(s) of Shares in accordance with the Placing Letter as amended by this letter.

We request you to register our Shares in:

Please tick on box as appropriate

Certificated Form (ie paper share certificates) (see end of letter)	√
Uncertificated Form (i.e. within CREST)	

If we have chosen above to hold the Shares subscribed or purchased by us in certificated form by ticking the appropriate box above (or by ticking neither box above), we request you to procure the issue and delivery to us, at our risk in accordance with the instructions given below, of definitive certificates in respect of the Shares.

We confirm that we are investing solely on the basis of the Placing Letter and the terms and conditions in the Placing Letter. In accepting the Placing Participation, we confirm that we are able to, and hereby, make the confirmations and warranties set out in the Placing Letter in respect of our Placing Participation.

We confirm that:

1. in taking the Shares in certificated form we will make one payment to you by the date referred to on page 3 of the Placing Letter, the payment to be instead made by our paying AUS$2,800,000 direct to Hardman Resources Ltd. (to a bank account nominated by them) on or before Wednesday, 3 October 2002 Perth time.

Details of the name and address into which such Shares are to be registered are, with other information, set out below:

Registration Details (Full name and address for share certificates)	Woodside Mauritania Investments Pty. Ltd. 1 Adelaide Terrace Perth Western Australia 6000
Account Designations (if applicable)	N/A
Delivery instructions for share certificates	Woodside Mauritania Investments Pty. Ltd. 1 Adelaide Terrace Perth Western Australia 6000 Attention : Company Secretary (Level 6)

While we have requested that the shares be certificated, our understanding with the Company is that the shares will be listed promptly on the Australian register. We would therefore appreciate your offering any assistance possible to Hardman in that regard.

Person to be contacted with regard to settlement arrangements in Woodside:

Name: Scott Blenkinsop
Telephone No: (61 8) 9348 5442
Facsimile No: (61 8) 9348 4142

Person to be contacted with regard to settlement arrangements in Canaccord:

Name: Paul Leahy
Telephone No: 020 7518 7383
Facsimile No: 020 7518 2781

Yours sincerely

Greg Munyard
Senior Lawyer

Date 27 Sept 02

MALLESONS STEPHEN JAQUES

This is the annexure "C" of 23 pages referred to in the notice of change of interests of substantial shareholder signed by me and dated 11 October 2002.

[signature]

Subscription agreement

Dated

Hardman Resources Ltd
(ACN 009 210 235) (**Hardman**)

Woodside Mauritania Investments Pty. Ltd.
(ACN 097 350 644) (**Woodside**)

Hardman Petroleum (Mauritania) Pty Ltd
(ACN 063 869 358) (**HPM**)

Planet Oil (Mauritania) Ltd
(**Planet**)

Mallesons Stephen Jaques
Level 10, Central Park
152 St George's Terrace
Perth WA 6000
T +61 8 9269 7000
F +61 8 9269 7999
DX 91049 Perth
Ref: LAW:09-5056-7717

Contents

Subscription agreement

Details

Interpretation – see clause 1 of the General terms

Parties	**Hardman ,Woodside, HPM and Planet**	
Hardman	Name	**Hardman Resources Ltd**
	ACN	009 210 235
	Address	5 Ord Street, West Perth WA 6005
	Telephone	(08) 9321 6881
	Fax	(08) 9321 2375
	Attention	Company Secretary
Woodside	Name	**Woodside Mauritania Investments Pty. Ltd.**
	ACN	097 350 644
	Address	1 Adelaide Terrace, Perth WA 6000
	Telephone	(08) 9348 4000
	Fax	(08) 9348 4142
	Attention	Company Secretary
HPM	Name	**Hardman Petroleum (Mauritania) Pty Ltd**
	ACN	063 869 358
	Address	5 Ord Street, West Perth WA 6005
	Telephone	(08) 9321 6881
	Fax	(08) 9321 2375
	Attention	Company Secretary
Planet	Name	**Planet Oil (Mauritania) Ltd**
	Address	PO Box 182 Channel House Forest Lane St Peter Port Guernsey, Channel Islands GY1 2NF
	Telephone	+44 1481 720 581
	Fax	+44 1481 712 634
	Attention	Company Secretary

Subscription agreement
General terms

Recitals	**A**	Hardman has agreed to allot and issue to Woodside the Placement Shares on the terms of this agreement.
	B	Woodside has agreed to subscribe for the Placement Shares on the terms of this agreement.
	C	HPM and Planet are Related Bodies Corporate of Hardman and parties to the Joint Venture Agreements and agree to be bound by some of the terms of this agreement.
Governing law	Western Australia	
Date of agreement	See Signing page	

Subscription agreement

General terms

1 Interpretation

1.1 Definitions

These meanings apply unless the contrary intention appears:

Affiliated Company has the meaning given to it in the Mauritania Joint Venture Agreements.

ASX means Australian Stock Exchange Limited.

Authorised Officer means a person appointed by Hardman or Woodside to act as an Authorised Officer for the purposes of this agreement.

Business Day means any day on which trading banks are open for business in Perth, Western Australia.

Change of Control Proposal means any proposal which, if implemented, would have the effect that a person who, together with its Related Bodies Corporate, did not have Control of Hardman before the proposal was implemented, acquires Control of Hardman.

Completion Date means Tuesday 8 October 2002 at 9:00am or any other date and time agreed by Hardman and Woodside.

Completion Place means 5 Ord Street, West Perth or any other place agreed by Hardman and Woodside.

Control has the meaning given to it in section 50AA of the Corporations Act.

Details means the section of this agreement headed "Details".

Hardman Group means Hardman, HPM, Planet and their Affiliated Companies.

Hardman Warranty means each of the warranties, undertakings and representations in Schedule 2.

HPM Warranty means each of the warranties, undertakings and representations in Schedule 3.

Major Joint Venture Decisions mean decisions by an Operating Committee under any of the Mauritania Joint Venture Agreements, regarding:

(a) the Contract Area, the Production Sharing Contracts or any Production Permit; or

(b) the scope of Exploration Operations, Appraisal Operations or Development Plans (for example, the number of wells).

Terms used in this definition have the meanings given to them in the Mauritania Joint Venture Agreements.

Major Transaction means any transaction or proposed transaction having or which may have a value of more than 5% of Hardman's equity interests (as defined under the ASX Listing Rules) at the time the transaction or proposed transaction is first announced.

Mauritania Joint Venture Agreements means:

A the Agreement dated 5 August 1998 between Woodside Mauritania Pty Ltd, HPM, Fusion Investments Ltd, Elixir Corporation Pty Ltd, Planet and British-Borneo International Limited entitled "Joint Operating Agreement Deep Water Blocks 4 and 5 Offshore Mauritania";

B the Agreement dated 5 August 1998 between Woodside Mauritania Pty Ltd, HPM, Fusion Investments Ltd, Elixir Corporation Pty Ltd, Planet and British-Borneo International Limited entitled "Joint Operating Agreement Block 3 and Shallow Water Blocks 4 and 5 Offshore Mauritania"; and

C the Agreement dated 5 August 1998 between Woodside Mauritania Pty Ltd, HPM, Elixir Corporation Pty Ltd, Planet Oil (Mauritania) Limited and British-Borneo International Limited entitled "Joint Operating Agreement Blocks 2 and 6 Offshore Mauritania".

New Project means any opportunity which has not, prior to the date of this Agreement, been the subject of written proposals or agreement by any member of the Hardman Group relating to petroleum anywhere in the world, including in particular farmin opportunities or concession applications where Hardman is leading a consortium.

Official Quotation means official quotation by ASX.

Placement Shares means 6,000,000 Shares, representing 1.55% of Hardman's issued share capital before the issue and allotment referred to in clause 2 of this agreement, and 1.35% of Hardman's issued share capital after the issue and allotment referred to in clause 2 of this agreement.

Planet Warranty means each of the warranties, undertakings and representations in Schedule 4.

Related Body Corporate has the meaning given to it in section 50 of the Corporations Act.

Security means equity security as that term is defined in the ASX Listing Rules.

Shares means fully paid ordinary shares in Hardman.

Subscription Amount means the aggregate Subscription Price for the Placement Shares being A$4,200,000.

Subscription Form means the form in Schedule 1.

Subscription Price means A$0.70 per Placement Share.

Voting Power has the meaning given to it in section 610 of the Corporations Act.

Warranty means each of the warranties, undertakings and representations in Schedules 2, 3 and 4.

Woodside Operator means Woodside Mauritania Pty Ltd ACN 083 070 937 or any of its Affiliated Companies from time to time acting as Operator under the Mauritania Joint Venture Agreements.

1.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(clauses and schedules)** a clause or schedule is a reference to a clause in or schedule to this agreement;

(b) **(reference to statutes)** a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) **(law)** law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) **(singular includes plural)** the singular includes the plural and vice versa;

(e) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any government agency;

(f) **(executors, administrators, successors)** a particular party includes a reference to the party's successors, substitutes (including persons taking by novation) and assigns;

(g) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(h) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not

limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(j) **(time of day)** time is a reference to Perth, Western Australia time.

1.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

2 Subscription

(a) Subject to clause 4.5:

(i) Woodside agrees to subscribe for the Placement Shares at the Subscription Price on the Completion Date.

(ii) Hardman agrees to issue and allot the Placement Shares to Woodside at the Subscription Price on the Completion Date.

(b) The Placement Shares will on issue and allotment rank equally with the Shares on issue before the issue and allotment of the Placement Shares.

(c) Hardman agrees that it will use all reasonable endeavours to obtain Official Quotation of the Placement Shares as soon as possible after the Completion Date.

(d) Woodside and Hardman agree that Woodside is subscribing for the Placement Shares for investment purposes and that Woodside's present intention is to hold the Placement Shares for a period of at least 12 months from the Completion Date. Woodside will use reasonable endeavours to give Hardman at least 7 days' notice of its intention to dispose of any of the Placement Shares, but nothing in this clause 2(d) prevents Woodside from disposing of some or all of the Placement Shares within 12 months after the Completion Date.

3 Completion

3.1 Woodside's obligations

Subject to clause 4.5, at the Completion Place on the Completion Date Woodside will:

(a) deliver to Hardman the Subscription Form executed by Woodside; and

(b) pay the Subscription Amount to Hardman by bank cheque or other immediately available funds.

3.2 Hardman's obligations

Subject to clause 4.5, at the Completion Place on the Completion Date Hardman will:

(a) make application to the ASX to obtain Official Quotation of the Placement Shares and provide Woodside with a copy of such application;

(b) issue and allot the Placement Shares to Woodside; and

(c) register Woodside as holder of the Placement Shares in the register of members of Hardman.

3.3 Hardman's further obligation

Subject to clause 4.5, at the Completion Place on the Completion Date or as soon as practical thereafter, Hardman will deliver to Woodside the holding statement for the Placement Shares.

4 Warranties

4.1 Hardman Warranties

Hardman warrants and represents to Woodside that each Hardman Warranty is true, complete and accurate in all material respects at the date of this agreement and will be true, complete and accurate in all material respects at the Completion Date.

4.2 HPM Warranties

HPM warrants and represents to Woodside that each HPM Warranty is true, complete and accurate in all material respects at the date of this agreement and will be true, complete and accurate in all material respects at the Completion Date.

4.3 Planet Warranties

Planet warrants and represents to Woodside that each Planet Warranty is true, complete and accurate in all material respects at the date of this agreement and will be true, complete and accurate in all material respects at the Completion Date.

4.4 Update of Warranties

Each of Hardman, HPM and Planet will promptly inform Woodside if, after the date of this agreement, it becomes aware of anything which in its reasonable opinion would cause a Warranty to be not true, complete or accurate in all material respects.

4.5 Termination

If after the date of this agreement and before the Completion Date Woodside becomes aware that any Warranty is not true, complete and accurate in all material respects, Woodside may terminate this agreement without prejudice to any other remedy available to it.

4.6 Separate warranties

Each Warranty is to be treated as a separate representation and warranty and the interpretation of any Warranty may not be restricted by reference to or inference from any other Warranty.

5 Use of Subscription Amount

Hardman undertakes that at least 75% of the Subscription Amount will be used to finance the obligations of the Hardman Group under the Mauritania Joint Venture Agreements.

6 Mauritania joint venture

For a period of 2 years from the Completion Date, or 3 years from the Completion Date if agreed by Hardman, HPM, Planet and Woodside, Hardman, HPM and Planet will, and will cause their Affiliated Companies to, comply with all of the following undertakings:

(a) The Hardman Group's interest in each of Area A, Area B and Area C under the Mauritania Joint Venture Agreements will not be reduced below 14.6% unless Woodside gives its prior written consent.

(b) None of the Hardman Group will vote to remove the Woodside Operator as Operator under the Mauritania Joint Venture Agreements.

(c) Each member of the Hardman Group which is entitled to vote under the Mauritania Joint Venture Agreements will vote to support the Woodside Operator on any Major Joint Venture Decision.

7 Major Transactions

7.1 No Major Transactions without Woodside's consent

For a period of 2 years from the Completion Date, or 3 years from the Completion Date if agreed by Hardman, HPM, Planet and Woodside, Hardman will not enter into any Major Transaction without Woodside's prior written consent.

7.2 Consent not to be unreasonably withheld

If Hardman demonstrates that a Major Transaction is financially beneficial to Hardman when viewed objectively, Woodside will not unreasonably withhold its consent to the transaction.

7.3 Deemed consent

If Woodside does not give Hardman notice in writing of its consent or withholding of consent to a Major Transaction within 5 Business Days after receiving written notice from Hardman of its intention to enter into the Major Transaction, Woodside will be taken to have given its consent to the transaction.

8 New Projects

8.1 Right of First Refusal

For a period of 2 years from the Completion Date, or 3 years from the Completion Date if agreed by Hardman, HPM, Planet and Woodside:

(a) If Hardman proposes entering into an arrangement with a third party under which that third party will participate in a New Project, Woodside is to be provided with a copy of that proposal (or a detailed summary of it prepared by Hardman if no written proposal exists) and confirmation from Hardman's board of directors that the proposal is genuine and bona fide.

(b) Hardman agrees that Woodside (or such of its Related Bodies Corporate as may be nominated by Woodside, or both) has a right of first refusal in relation to participation in the New Project on the terms and conditions set out in the proposal or summary, as the case may be.

(c) Woodside (or the relevant Related Bodies Corporate nominated by Woodside, or both) is to notify Hardman if it elects to participate in the New Project on the relevant terms and conditions within 30 days of being provided with the proposal or summary, as the case may be.

(d) If Woodside (or the relevant Related Bodies Corporate nominated by Woodside, or both) elects to exercise its right of first refusal, Hardman and the relevant party must enter into a contract to be prepared by Woodside's solicitors containing such terms and conditions which properly reflect the terms and conditions of the proposal or summary (as the case may be).

(e) If Woodside (or the relevant Related Bodies Corporate nominated by Woodside, or both) does not elect to exercise the right of first refusal within the time period fixed under clauses 8.1(c), then Hardman may proceed to enter into an arrangement to allow a third party to participate in the New Project on terms and conditions no more favourable than those offered to Woodside (or the relevant Related Bodies Corporate nominated by Woodside, or both) under this clause 8.1.

(f) For the avoidance of doubt, any change to the terms and conditions of the proposal or summary, as the case may be, will be deemed to be a

new proposal for the purposes of this clause 8.1 and will oblige Hardman to comply with the provisions of the clause 8.1 de novo.

9 Anti-dilution

For a period of 2 years from the Completion Date, or 3 years from the Completion Date if agreed by Hardman, HPM, Planet and Woodside, Hardman will not issue any Securities (other than on exercise of the options referred to in Schedule 2 item 1.2) or reorganise its capital in any way so as to reduce Woodside's percentage interest in Hardman's issued share capital without giving Woodside the right to participate in the issue of Securities or reorganisation of capital in a way that enables Woodside to maintain its percentage interest in Hardman's issued share capital.

The provisions of this clause 9 shall not apply to the issue of Shares or options over Shares to Directors or employees of the Hardman Group where such issue is approved by shareholders in general meeting.

10 Standstill

10.1 Prohibition

Subject to clause 10.2, Woodside's Voting Power in Hardman must not increase to more than 20%.

10.2 Exceptions

Clause 10.1 does not apply:

(a) if a person other than Woodside or any of its Related Bodies Corporate:

  (i) makes a takeover bid for Securities in Hardman; or

  (ii) takes the first formal step in any other Change of Control Proposal; or

(b) if Woodside's Voting Power increases to more than 20% as a result of:

  (i) a pro rata offer to all holders of Shares; or

  (ii) a dividend reinvestment plan of Hardman; or

  (iii) a capital reduction or buy-back by Hardman

  or with Hardman's prior written consent; or

(c) after 12 months from the Completion Date or any lesser period agreed by Hardman and Woodside.

11 Notices

11.1 Form

Unless expressly stated otherwise in this agreement all notices, certificates, agreements, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the last way notified.

11.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

11.3 When effective

They take effect from the time they are received unless a later time is specified.

11.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

11.5 Receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12 Assignment

Woodside may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, except to an Affiliated Company.

13 Disclosure of terms of agreement

No party will disclose the terms of this agreement to any person except:

(a) to its officers, employees, accountants, auditors, financial advisers or legal advisers on a confidential basis;

(b) as required by law or any regulatory authority; or

(c) otherwise, after giving notice to the other parties.

14 Governing law

This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

15 Costs

The parties agree to pay their own legal and other costs and expenses in connection with the preparation, execution and completion of this agreement and other related documentation except for stamp duty.

16 Stamp duty

Woodside agrees to:

(a) pay all stamp duty (including fines and penalties) payable and assessed on this agreement, on any instruments entered into under this agreement, and in respect of a transaction evidenced by this agreement; and

(b) indemnify the other parties on demand against any liability for that stamp duty (including fines and penalties).

17 General

17.1 Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

17.2 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

17.3 Further steps

Each party agrees, at its own expense, to do anything the other party reasonably asks (such as obtaining consents, signing and producing documents and getting documents completed and signed):

(a) to bind the party and any other person intended to be bound under this agreement;

(b) to give effect to the intentions of the parties and the objectives of this agreement and the transactions contemplated by it including negotiating in good faith with respect to any matters requested by any of the parties to this agreement, and by the execution and delivery of documents and other instruments; and

(c) to use its best endeavours to cause relevant third parties to do likewise to bind every party intended to be bound under this agreement.

17.4 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

EXECUTED as an agreement

Schedule 1 - Subscription Form (clause 3)

SUBSCRIPTION FOR SHARES IN HARDMAN RESOURCES LTD.

ACN 009 210 235

Woodside Mauritania Investments Pty. Ltd. (**Woodside**) applies for 6,000,000 fully paid ordinary shares in the share capital of **HARDMAN RESOURCES LTD ACN 009 210 235** of 5 Ord Street, West Perth, Western Australia (**Hardman**) each at A$0.70 per share for a total subscription amount of A$4,200,000 and on the terms of the subscription agreement between Hardman and Woodside dated 8 October 2002.

Woodside agrees to be bound by Hardman's Constitution.

EXECUTED BY **WOODSIDE MAURITANIA INVESTMENTS PTY. LTD.** in accordance with subsection 127(1) of the Corporations Act:)

....	....
Director	Director
....	....
Name of Director (block letters)	Name of Director (block letters)

Schedule 2 - Hardman Warranties (clause 4)

1 **Share Capital**

1.1 Hardman's issued share capital as at 25 September 2002 is 388,082,258 Shares;

1.2 The number of options on issue as at 25 September 2002 is 27,650,000;

1.3 There are no agreements, arrangements or understandings in force or securities issued which require the present or future issue of, or grant to any person the right to require the issue of any Shares or other Securities in Hardman other than:

(a) this agreement;

(b) the options referred to in 1.2; and

(c) any other agreements, arrangements or understandings disclosed to Woodside.

1.4 Hardman is the beneficial owner of all of the issued share capital of HPM and Planet and there are no agreements, arrangements or understandings of the type referred to in item 1.3 in relation to shares or other Securities of HPM or Planet.

2 **Authorisations**

2.1 The execution and delivery of this agreement has been properly authorised by all necessary corporate action of Hardman.

2.2 Hardman has full corporate power and lawful authority to execute this agreement and perform its obligations under this agreement.

2.3 To the best of the knowledge and belief of Hardman, after proper consideration and having made due enquiry, this agreement and the transactions contemplated by it do not result in any breach of any statutory or contractual obligation or constitute or result in any default under any provision of its constitution or any writ, order, injunction, judgment, law, rule, including any Listing Rule of the Australian Stock Exchange or regulation to which it is a party or is subject or by which Hardman is bound.

3 **Disclosure**

3.1 Hardman:

(a) has complied with its continuous disclosure obligations under Listing Rule 3.1; and

(b) is not withholding any information from disclosure in reliance on Listing Rules 3.1.1, 3.1.2 and 3.1.3.

4 **Information**

4.1 All information given by Hardman to Woodside in the course of negotiations leading to this agreement is true and accurate in all respects. None of that information is misleading in any material particular, whether by omission or otherwise.

4.2 To the best of the knowledge and belief of Hardman, all details relating to Hardman which would be material for disclosure to a prudent intending subscriber for Shares have been disclosed to Woodside.

4.3 So far as Hardman is aware, there are no facts or circumstances which might reasonably be expected materially and adversely to affect the financial position, operations, profitability or prospects of Hardman other than facts and circumstances affecting as a whole the oil and gas industry.

Schedule 3 - HPM Warranties (clause 4)

1 **Authorisations**

1.1 The execution and delivery of this agreement has been properly authorised by all necessary corporate action of HPM.

1.2 HPM has full corporate power and lawful authority to execute this agreement and perform its obligations under this agreement.

1.3 To the best of the knowledge and belief of HPM, after proper consideration and having made due enquiry, this agreement and the transactions contemplated by it do not result in any breach of any statutory or contractual obligation or constitute or result in any default under any provision of its constitution or any writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which HPM is bound.

Schedule 4 - Planet Warranties (clause 4)

1 **Authorisations**

1.1 The execution and delivery of this agreement has been properly authorised by all necessary corporate action of Planet.

1.2 Planet has full corporate power and lawful authority to execute this agreement and perform its obligations under this agreement.

1.3 To the best of the knowledge and belief of Planet, after proper consideration and having made due enquiry, this agreement and the transactions contemplated by it do not result in any breach of any statutory or contractual obligation or constitute or result in any default under any provision of its constitution or any writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which Planet is bound.

Signing page

DATED:

THE COMMON SEAL of **HARDMAN RESOURCES LTD** is duly affixed by authority of its directors in the presence of:

HARDMAN RESOURCES LTD ★ A.C.N. 009 210 235 ★ Common Seal

S. Spencer
Signature of authorised person
DIRECTOR
Office held
S SPENCER
Name of authorised person (block letters)

Davies
Signature of authorised person
Company Secretary
Office held
Kathryn Davies
Name of authorised person (block letters)

EXECUTED BY **WOODSIDE MAURITANIA INVESTMENTS PTY. LTD.** in accordance with subsection 127(1) of the Corporations Act:

Director
C J CRONIN
Name of Director (block letters)

~~Director~~/Secretary
Robin B. Lees
Name of ~~Director~~/Secretary (block letters)

Subscription agreement

HARDMAN PETROLEUM (MAURITANIA) PTY LTD
A.C.N. 063 869 258
COMMON SEAL

THE COMMON SEAL of HARDMAN PETROLEUM (MAURITANIA) PTY LTD is duly affixed by authority of its directors in the presence of:)

S. Spencer (signature)	Davies (signature)
Signature of authorised person	Signature of authorised person
DIRECTOR	Company Secretary
Office held	Office held
S. SPENCER	Kathryn Davies
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of PLANET OIL (MAURITANIA) LTD is duly affixed by authority of its directors in the presence of:)

(signature)	L Dowding (signature)
Signature of authorised person	Signature of authorised person
DIRECTOR	for SECRETARY
Office held	Office held
PAUL CONWAY	LINDA DOWDING
Name of authorised person (block letters)	Name of authorised person (block letters)